UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                           (Amendment No. __________)*

                           HYDRON TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                 449020-10-6000
             ------------------------------------------------------
                                 (CUSIP Number)

      Richard Banakus                       Jeffrey R. Mann, Esq.
      82 Verissimo Drive                    Rubin Baum Levin Constant & Friedman
      Novato, California 94947              30 Rockefeller Plaza, 29th Floor
      (415) 897-9167                        New York, New York  10112
                                            (212) 698-7700
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 27, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

In the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           Exhibit Index is on page 22

                                  SCHEDULE 13D

------------------------                                     -------------------
CUSIP NO. 449020-10-6000                                     Page  2 of 28 Pages
------------------------                                     -------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      Richard Banakus (Social Security No. ###-##-####)

--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
  3   SEC USE ONLY


--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
      PF
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     |_|

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

--------------------------------------------------------------------------------
         NUMBER OF       7   SOLE VOTING POWER   1,520,000
          SHARES         -------------------------------------------------------
       BENEFICIALLY      8   SHARED VOTING POWER  0
         OWNED BY        -------------------------------------------------------
           EACH          9   SOLE DISPOSITIVE POWER  1,520,000
        REPORTING        -------------------------------------------------------
          PERSON         10  SHARED DISPOSITIVE POWER  0
           WITH
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,520,000
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      6.1%

--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
                                       IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------------                                    ------------------
CUSIP NO. 449020-10-6000                                      Page 3 of 28 Pages
--------------------------                                    ------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      Hugues Lamotte (Social security no. N/A)

--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
  3   SEC USE ONLY


--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
      PF
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     |_|

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      France

--------------------------------------------------------------------------------
         NUMBER OF       7   SOLE VOTING POWER   420,000
          SHARES         -------------------------------------------------------
       BENEFICIALLY      8   SHARED VOTING POWER  0
         OWNED BY        -------------------------------------------------------
           EACH          9   SOLE DISPOSITIVE POWER  420,000
        REPORTING        -------------------------------------------------------
          PERSON         10  SHARED DISPOSITIVE POWER  0
           WITH
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      420,000 shares
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      1.7%

--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
                                       IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------------                                    ------------------
CUSIP NO. 449020-10-6000                                      Page 4 of 28 Pages
--------------------------                                    ------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      Donald Bakalor (Social Security No. ###-##-####)

--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
  3   SEC USE ONLY


--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
      PF
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     |_|

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

--------------------------------------------------------------------------------
         NUMBER OF       7   SOLE VOTING POWER   364,850
          SHARES         -------------------------------------------------------
       BENEFICIALLY      8   SHARED VOTING POWER  0
         OWNED BY        -------------------------------------------------------
           EACH          9   SOLE DISPOSITIVE POWER  364,850
        REPORTING        -------------------------------------------------------
          PERSON         10  SHARED DISPOSITIVE POWER  0
           WITH
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      364,850 shares
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      1.5%

--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
                                       IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

------------------------                                     -------------------
CUSIP NO. 449020-10-6000                                     Page  5 of 28 Pages
------------------------                                     -------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      Oddvin Lokken (Social Security No. ###-##-####)

--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
  3   SEC USE ONLY


--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
      PF
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     |_|

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

--------------------------------------------------------------------------------
         NUMBER OF       7   SOLE VOTING POWER   100,000
          SHARES         -------------------------------------------------------
       BENEFICIALLY      8   SHARED VOTING POWER  0
         OWNED BY        -------------------------------------------------------
           EACH          9   SOLE DISPOSITIVE POWER  100,000
        REPORTING        -------------------------------------------------------
          PERSON         10  SHARED DISPOSITIVE POWER  0
           WITH
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      100,000 shares
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      0.4%

--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
                                       IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------------                                    ------------------
CUSIP NO. 449020-10-6000                                      Page 6 of 28 Pages
--------------------------                                    ------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      Etienne des Roys (Social security no. N/A)

--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
  3   SEC USE ONLY


--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
      PF
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     |_|

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      France

--------------------------------------------------------------------------------
         NUMBER OF       7   SOLE VOTING POWER   58,000
          SHARES         -------------------------------------------------------
       BENEFICIALLY      8   SHARED VOTING POWER  0
         OWNED BY        -------------------------------------------------------
           EACH          9   SOLE DISPOSITIVE POWER  58,000
        REPORTING        -------------------------------------------------------
          PERSON         10  SHARED DISPOSITIVE POWER  0
           WITH
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      58,000 shares
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      0.2%

--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
                                       IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

------------------------                                      ------------------
CUSIP NO. 449020-10-6000                                      Page 7 of 28 Pages
------------------------                                      ------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      Jean-Francois Vert (Social Security No. N/A)

--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
  3   SEC USE ONLY


--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
      PF
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     |_|

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      France

--------------------------------------------------------------------------------
        NUMBER OF        7   SOLE VOTING POWER   85,000
          SHARES         -------------------------------------------------------
       BENEFICIALLY      8   SHARED VOTING POWER  0
         OWNED BY        -------------------------------------------------------
           EACH          9   SOLE DISPOSITIVE POWER  85,000
        REPORTING        -------------------------------------------------------
          PERSON         10  SHARED DISPOSITIVE POWER  0
           WITH
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      85,000 shares
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      0.3%

--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
                                       IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

------------------------                                     -------------------
CUSIP NO. 449020-10-6000                                     Page  8 of 28 Pages
------------------------                                     -------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      Ira Alpert (Social Security No. ###-##-####)

--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
  3   SEC USE ONLY


--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
      PF
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     |_|

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

--------------------------------------------------------------------------------
         NUMBER OF       7   SOLE VOTING POWER   95,000
          SHARES         -------------------------------------------------------
       BENEFICIALLY      8   SHARED VOTING POWER  0
         OWNED BY        -------------------------------------------------------
           EACH          9   SOLE DISPOSITIVE POWER  95,000
        REPORTING        -------------------------------------------------------
          PERSON         10  SHARED DISPOSITIVE POWER  0
           WITH
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      95,000 shares
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      0.4%

--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
                                       IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------------                                    ------------------
CUSIP NO. 449020-10-6000                                      Page 9 of 28 Pages
--------------------------                                    ------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      Per K. Reichborn (Social Security No. ###-##-####)

--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
  3   SEC USE ONLY


--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
      PF
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     |_|

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      Norway

--------------------------------------------------------------------------------
         NUMBER OF       7   SOLE VOTING POWER   404,930
          SHARES         -------------------------------------------------------
       BENEFICIALLY      8   SHARED VOTING POWER  0
         OWNED BY        -------------------------------------------------------
           EACH          9   SOLE DISPOSITIVE POWER  404,930
        REPORTING        -------------------------------------------------------
          PERSON         10  SHARED DISPOSITIVE POWER  0
           WITH
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      404,930 shares
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      1.6%

--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
                                       IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------------                                   -------------------
CUSIP NO. 449020-10-6000                                     Page 10 of 28 Pages
--------------------------                                   -------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      David Baker (Social Security No. ###-##-####)

--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
  3   SEC USE ONLY


--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
      PF
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     |_|

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

--------------------------------------------------------------------------------
         NUMBER OF       7   SOLE VOTING POWER   100,000
          SHARES         -------------------------------------------------------
       BENEFICIALLY      8   SHARED VOTING POWER  0
         OWNED BY        -------------------------------------------------------
           EACH          9   SOLE DISPOSITIVE POWER  100,000
        REPORTING        -------------------------------------------------------
          PERSON         10  SHARED DISPOSITIVE POWER  0
           WITH
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      100,000 shares
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      0.4%

--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
                                       IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------------                                   -------------------
CUSIP NO. 449020-10-6000                                     Page 11 of 28 Pages
--------------------------                                   -------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      Bernard D. Gold (Social Security No. ###-##-####)

--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
  3   SEC USE ONLY


--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
      PF
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     |_|

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

--------------------------------------------------------------------------------
         NUMBER OF       7   SOLE VOTING POWER   146,466
          SHARES         -------------------------------------------------------
       BENEFICIALLY      8   SHARED VOTING POWER  0
         OWNED BY        -------------------------------------------------------
           EACH          9   SOLE DISPOSITIVE POWER  146,466
        REPORTING        -------------------------------------------------------
          PERSON         10  SHARED DISPOSITIVE POWER  0
           WITH
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      146,466 shares
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      0.6%

--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
                                       IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

Item 1. Security and Issuer.

      This Statement on Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of Hydron Technologies, Inc., a New York corporation (the "Issuer"). The Issuer's principal executive offices are located at 1001 Yamato Road, Suite 403, Boca Raton, Florida 33431.

Item 2. Identity and Background.

      This report is being filed by (a) Richard Banakus ("Banakus"); (b) Hugues
M. Lamotte ("Lamotte"); (c) Donald Bakalor ("Bakalor"); (d) Oddvin Lokken ("Lokken"); (e) Etienne des Roys ("des Roys"); (f) Jean-Francois Vert ("Vert");
(g) Ira Alpert ("Alpert"); (h) Per K. Reichborn ("Reichborn"); (i) David Baker ("Baker") and (j) Bernard D. Gold ("Gold" and, collectively with Banakus, Lamotte, Bakalor, Lokken, des Roys, Vert, Alpert, Reichborn and Baker, the "Reporting Persons").

      The business address and present principal occupations of each of the Reporting Persons is as follows:

Name                Business Address        Principal Occupation
----                ----------------        --------------------

Banakus             82 Verissimo Drive      Private Investor
                    Novato, CA 94947

Lamotte             166 Piccadilly          Money Manager
                    London, W1X 9DE         Atlas Capital Limited
                    England

Bakalor             1299 North Avenue       Real Estate
                    New Rochelle, NY 10804  Wykagyl Agency Inc.

Lokken              30 East 37th Street     Dentist
                    New York, NY 10016
des Roys            9, Avenue Hoche         Model Agency
                    75008, Paris, France    Karin Models

Vert                32 Rue la Boetie        Money Manager
                    75008, Paris, France    Athena Alternative
                                              Asset Management

Alpert              1775 Broadway           Money Manager
                    New York, NY 10019      Gilder, Gagnon, Howe

Reichborn           420 West Avenue         Manufacturing
                    Stamford, CT 06902      Goodway Technologies
                                              Corp.

Baker               1221 Post Rd. E.        Investor
                    Westport, CT  06880     Berkshire Capital Partners

Gold                120 Dogwood Ave.        Retired/Academic position
                    Roslyn Harbor, NY 11576   at Columbia School of
                                              Dental & Oral Surgery

      None of the Reporting Persons has, during the last five years, been (i) convicted in a criminal proceeding, or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      For the citizenship of the Reporting Persons, see the information contained in item (6) of the applicable cover page of this Statement on Schedule 13D.

Item 3. Source and Amount of Funds and Other Consideration.

      The shares of Common Stock of the Issuer beneficially owned, respectively, by each of the Reporting Persons were purchased in open market brokerage transactions, privately negotiated transactions or through the issuance or exercise of options.

      The net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned directly by each of the Reporting Persons is as follows:

Name                     Net Investment Cost
----                     -------------------

Banakus                  $ 3,824,156

Lamotte                      650,000

Bakalor                      806,600

Lokken                          *

des Roys                        *

Vert                         447,500

Alpert                          *

Reichborn                    903,542**

Baker                        400,000 (estimate)

Gold                         159,241**

The shares of Common Stock purchased by Banakus, Lamotte, Bakalor, Alpert, Reichborn, Baker and Gold were all purchased with private funds.

* Net investment cost information for such Reporting Person is not available. ** Figures include net investment cost only for shares directly held by this Reporting Person. Net investment cost for indirectly held shares is not available.

Item 4. Purpose of the Transaction.

      The Reporting Persons are filing this Schedule 13D because, as a result of certain matters reported under this Item 4 and Item 6 below, they may be deemed to constitute a "group" under Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended ("Rule 13d-5").

      The shares of Common Stock acquired by each of the Reporting Persons were all acquired in open market brokerage transactions, privately negotiated transactions or through the issuance or exercise of options, in the ordinary course of business and were all made solely for investment purposes. Although the shares of Common Stock purchased by the Reporting Persons were acquired solely for investment purposes, some or all of the Reporting Persons intend to pursue discussions with the Issuer's management in the future to consider various possible actions with respect to the Issuer that might maximize value for the Issuer's shareholders, including without limitation, the replacement of certain senior executive officers and directors of the Issuer and restrictions on the payment of executive compensation and the payment of dividends. In the event any such discussions with management do not result in the creation of opportunities for enhancing shareholder value, the Reporting Persons may consider the solicitation of proxies.

      Each Reporting Person reserves the right to make purchases of shares of Common Stock from time to time in the open market or otherwise and to dispose of any or all of the shares of Common Stock held by such Reporting Person at any time. Each

Reporting Person's determination with respect to the foregoing possibilities will depend upon the performance of the Issuer's management and other factors, including, but not limited to, some or all of the following: market activity in shares of Common Stock, the Reporting Person's evaluation of the Issuer and its prospects, the Reporting Person's analysis of the industry in which the Issuer operates and general market and economic conditions.

      None of the Reporting Persons has any present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D except to the extent described in this Item 4 and Item 6 below, to which reference is hereby made. Each Reporting Person may, at any time and from time to time, review or reconsider his or her position and formulate plans or proposals with respect thereto, but have no present intention of doing so.

Item 5. Interest in Securities of the Issuer.

      (a) and (b) The aggregate number and percentage of the class of securities identified in Item 1 beneficially owned by each person named in Item 2 above are as follows:

            1) Banakus: See the information contained in items (11) and (13) of the applicable cover page of this Statement on Schedule 13D for a description of the aggregate number and percentage of outstanding shares beneficially owned by Banakus. Banakus is the beneficial owner of 1,520,000 shares of Common Stock of the Issuer. Banakus directly owns such shares of Common Stock. Of such 1,520,000 shares of Common Stock, 20,000 shares are represented by directors' options.

            2) Lamotte: See the information contained in items (11) and (13) of the applicable cover page of this Statement on Schedule 13D for a description of the aggregate number and percentage of outstanding shares beneficially owned by Lamotte. Lamotte is the beneficial owner of 420,000 shares of Common Stock of the Issuer. Lamotte directly owns such shares of Common Stock. Of such 420,000 shares of Common Stock, 120,000 shares are represented by options.

            3) Bakalor: See the information contained in items (11) and (13) of the applicable cover page of this Statement on Schedule 13D for a description of the aggregate number and percentage of outstanding shares beneficially owned by Bakalor. Bakalor is the beneficial owner of 364,850 shares of Common Stock of the Issuer. Of such 364,850 shares, Bakalor directly owns 142,000 shares, 219,300 shares are held in the name of Wykagyl Agency Inc. Retirement Trust, with Bakalor as trustee, and 3,550 shares are held in an IRA account under Donald Bakalor IRA.

            4) Lokken: See the information contained in items (11) and (13) of the applicable cover page of this Statement on Schedule 13D for a description of the aggregate number and percentage of outstanding shares beneficially owned by Lokken. Lokken is the beneficial owner of 100,000 shares of Common Stock of the Issuer. Lokken directly owns such shares of Common Stock.

            5) des Roys: See the information contained in items (11) and (13) of the applicable cover page of this Statement on Schedule 13D for a description of the aggregate number and percentage of outstanding shares beneficially owned by des Roys. des Roys is the beneficial owner of 58,000 shares of Common Stock of the Issuer. des Roys directly owns such shares of Common Stock.

            6) Vert: See the information contained in items (11) and (13) of the applicable cover page of this Statement on Schedule 13D for a description of the aggregate number and percentage of outstanding shares beneficially owned by Vert. Vert is the beneficial owner of 85,000 shares of Common Stock of the Issuer. Of such 85,000 shares of Common Stock, Vert directly owns 65,000 shares and 20,000 shares are held by Stanel, a corporation wholly-owned by Vert.

            7) Alpert: See the information contained in items (11) and (13) of the applicable cover page of this Statement on Schedule 13D for a description of the aggregate number and percentage of outstanding shares beneficially owned by Alpert. Alpert is the beneficial owner of 95,000 shares of Common Stock of the Issuer. Of such 95,000 shares of Common Stock, Alpert directly owns 85,000 shares and 10,000 shares are held by the Ira and Marylou Alpert Foundation.

            8) Reichborn: See the information contained in items (11) and (13) of the applicable cover page of this Statement on Schedule 13D for a description of the aggregate number and percentage of outstanding shares beneficially owned by Reichborn. Reichborn is the beneficial owner of 404,930 shares of Common Stock of the Issuer. Of such 404,930 shares of Common Stock, Reichborn directly owns 235,530 shares, 117,200 shares are held in the Goodway Technologies Corp. Pension Plan, with Reichborn as trustee and 52,200 shares are held by Goodway Technologies Corp. corporate accounts. Reichborn currently serves as the Chief Executive Officer of Goodway Technologies Corp.

            (9) Baker: See the information contained in items (11) and (13) of the applicable cover page of this Statement on Schedule 13D for a description of the aggregate number and percentage of outstanding shares beneficially owned by Baker. Baker is the beneficial owner of 100,000 shares of Common Stock of the Issuer, all of which shares are held in the name of Berkshire Capital Partners, L.P.D., an entity organized under the laws of Tortola. Baker currently serves as the President of Berkshire Capital Partners, L.P.D. and holds 100% of the ownership interests therein.

            10) Gold: See the information contained in items (11) and (13) of the applicable cover page of this Statement on Schedule 13D for a description of the aggregate number and percentage of outstanding shares beneficially owned by Gold. Gold is the beneficial owner of 146,466 shares of Common Stock of the Issuer. Of such 146,466 shares of Common Stock, Gold directly owns 77,360 shares, 16,500 shares are held jointly with Gold's spouse, Denise Gold, and 52,600 shares are held in the name of the Bernard D. Gold, DMD and Andrew P. Marks, DDS, P.C., Pension Trust. Gold serves as a trustee of such pension trust and Gold has shared voting and dispositive power with respect to such 52,600 shares.

Such 146,466 shares of Common Stock of the Issuer do not include 51,500 shares held by Denise Gold, of which shares Gold disclaims beneficial ownership.

      By virtue of the understanding among them described in Item 4 above and
Item 6 below, the Reporting Persons may be deemed to constitute a "group" under Rule 13d-5. The Reporting Persons, in the aggregate, beneficially own, directly and indirectly, a total of 3,294,246 shares of Common Stock constituting 13.3% of the outstanding shares of Common Stock of the Issuer (based upon the Issuer's statement in its annual report on Form 10-K for the fiscal year ended December 31, 1996 that the number of outstanding shares of Common Stock, as of March 27, 1997, was 24,776,816 and assuming, for purposes of such calculation, the exercise of all currently exercisable options held by Banakus and Lamotte).

      Each Reporting Person disclaims beneficial ownership of shares of Common Stock that are, or may deemed to be, beneficially owned by or on behalf of any other person, to the extent beneficial ownership by such Reporting Person of such shares of Common Stock may result from such other person's being deemed to be a member of a group, for purposes of Rule 13d-5, with such Reporting Person.

      (c) During the last 60 days, no transactions with regard to the securities of the Issuer were effected by the Reporting Persons.

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Except to the extent described in Item 4 above and in this Item 6 (and the Joint Filing Statement attached as Exhibit 1 hereto), there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of such Reporting Persons and any other person with respect to any securities of the Issuer (including, but not limited to, any contract, arrangement, understanding or relationship involving the transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies).

      Gold has submitted to the Issuer a proposal for shareholder approval at the Issuer's next annual meeting of shareholders, which proposal seeks to impose restrictions of the grant of cash bonuses and stock options to employees or directors of the Issuer (subject to pre-existing contractual obligations of the Issuer) and to require that excess cash of the Issuer be utilized to repurchase shares of Common Stock of the Issuer rather than for the payment of dividends or other distributions to shareholders. In addition, the proposal would require that any increase in salary or award of stock options be contingent upon an increase in earnings per share of the Issuer of at least 50% over that reported for fiscal year 1994. Each of the Reporting Persons currently intends to vote all of the shares of Common Stock held by him or her in favor of such proposal.

      The proposal submitted by Gold is attached hereto as Exhibit 2.

      The Reporting Persons have agreed to share the legal costs and expenses in connection with the preparation and filing of this Schedule 13D, pro rata on the basis of the shares of Common Stock owned directly by each Reporting Person, and may also do so in connection with any subsequent actions taken by the Reporting Persons in furtherance of the objectives described in Item 4 above and this Item 6.

Item 7. Materials to be Filed as Exhibits.

      (a) Exhibit 1: Joint statement on Schedule 13D as required by Rule 13d-1(f)(1)(iii) under the Securities Exchange Act of 1934, as amended.

      (b) Exhibit 2: Copy of shareholder proposal, dated May 22, 1997, submitted to the Issuer by Bernard Gold.

                                   SIGNATURES

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May __, 1997


                              /s/ Richard Banakus
                              ----------------------------------
                              Richard Banakus


                              /s/ Hugues Lamotte
                              ----------------------------------
                              Hugues Lamotte


                              /s/ Donald Bakalor
                              ----------------------------------
                              Donald Bakalor


                              /s/ Oddvin Lokken
                              ----------------------------------
                              Oddvin Lokken


                              /s/ Etienne des Roys
                              ----------------------------------
                              Etienne des Roys


                              /s/ Jean-Francois Vert
                              ----------------------------------
                              Jean-Francois Vert


                              /s/ Ira Alpert
                              ----------------------------------
                              Ira Alpert


                              /s/ Per K. Reichborn
                              ----------------------------------
                              Per K. Reichborn


                              /s/ David Baker
                              ----------------------------------
                              David Baker


                              /s/ Bernard D. Gold
                              ----------------------------------
                              Bernard D. Gold

                             JOINT FILING STATEMENT
                        PURSUANT TO RULE 13d-1(f)(1)(iii)

      The undersigned acknowledge and agree that the foregoing Statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this Statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: May __, 1997


                              /s/ Richard Banakus
                              ----------------------------------
                              Richard Banakus


                              /s/ Hugues Lamotte
                              ----------------------------------
                              Hugues Lamotte


                              /s/ Donald Bakalor
                              ----------------------------------
                              Donald Bakalor


                              /s/ Oddvin Lokken
                              ----------------------------------
                              Oddvin Lokken


                              /s/ Etienne des Roys
                              ----------------------------------
                              Etienne des Roys

                              /s/ Jean-Francois Vert
                              ----------------------------------
                              Jean-Francois Vert


                              /s/ Ira Alpert
                              ----------------------------------
                              Ira Alpert


                              /s/ Per K. Reichborn
                              ----------------------------------
                              Per K. Reichborn


                              /s/ David Baker
                              ----------------------------------
                              David Baker


                              /s/ Bernard D. Gold
                              ----------------------------------
                              Bernard D. Gold